August 6, 2025

Wai Chung Li
Chief Executive Officer
FiEE, Inc.
Flat A1, 29/F, Block A , TML Tower ,
3 Hoi Shing Road , Tsuen Wan , Hong Kong

       Re: FiEE, Inc.
           Form 10-K for the Year Ended December 31, 2025
           Response letter dated July 28, 2025
           File No. 001-37649
Dear Wai Chung Li:

       We have reviewed your July 28, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 14,
2025 letter.

Response letter dated July 28, 2025
Form 10-K for the Year Ended December 31, 2024
Form 8-K filed April 10, 2025, page 1, page 1

1. We note your response to our comment number 1. In light of the accounting error and non-reliance on previously issued financial statements, please tell us what consideration you gave to including your conclusions on effectiveness of disclosure controls and procedures and internal control over financial reporting (as applicble) in your amended filings. Additionally, please tell us what consideration your certifying officers have given to the conclusions disclosed in your Form 10-K for the year ended
       December 31, 2024 indicating that you had effective disclosure controls and procedures and internal control over financial reporting as of December 31, 2024.
       Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301
 August 6, 2025
Page 2

if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing